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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                            PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   518439 10 4
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                                 (CUSIP Number)

                           CHRISTOPHER C. ANGELL, ESQ.
                       PATTERSON BELKNAP WEBB & TYLER LLP
                           1133 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-6710
                                 (212) 336-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2009
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 518439 10 4                                                Page 2 of 6
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1     NAME OF REPORTING PERSON:

      Aerin Lauder Zinterhofer
      2000 Revocable Trust
      u/a/d April 24,
      2000, Aerin Lauder
      Zinterhofer as Grantor
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (See Instructions):                                                (b) |X|

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3     SEC USE ONLY:


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions):

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER:

                     286,045
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER:
   SHARES
 BENEFICIALLY        --
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON            286,045
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER:

                     --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      286,045
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions):

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      0.2%
      ** SEE ITEM 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions):

      OO
--------------------------------------------------------------------------------


                                       2/6

      This Statement on Schedule 13D is the sixth amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 29, 2001, as amended on May 28, 2004 and on September 8, 2005 and on March 16, 2006 and on September 8, 2006 and on December 20, 2007 (the "Schedule 13D"). This Amendment No. 6 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On January 5, 2009 (the "Distribution Date"), Richard D. Parsons, as trustee of the Reporting Person, distributed to The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust 5,152,545 shares of the Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock") held by the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

      The disposition was made from the Reporting Person to Aerin Lauder Zinterhofer, as trustee of The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust, for estate planning purposes pursuant to a letter of instruction from Aerin Lauder Zinterhofer, as Grantor of the Reporting Person. The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

      (a) As of January 5, 2009, the Reporting Person beneficially owned 286,045 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.

      Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 286,045 shares of Class A Common Stock, which would constitute 0.2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 22, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).

      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 286,045 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 0.3% of the aggregate voting power of the Issuer.

      (b) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 286,045 shares of Class B Common Stock owned by the Reporting Person.

      (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

      (d) Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 286,045 shares of Class B Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.

      (e) Not applicable.


                                       3/6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit A       Stockholders' Agreement, dated November 22, 1995 (filed as
                Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B       Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C       Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D       Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E       Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                10.1d to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F       Amendment No. 5 to Stockholders' Agreement (filed as Exhibit
                10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G       Amendment No. 6 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.)*

Exhibit H       List of parties to Stockholders' Agreement.

Exhibit I       Registration Rights Agreement, dated November 22, 1995 (filed as
                Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.)*

Exhibit J       First Amendment to Registration Rights Agreement (filed as
                Exhibit 10.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit K       Second Amendment to Registration Rights Agreement (filed as
                Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit L       Third Amendment to Registration Rights Agreement (filed as
                Exhibit 10.2c to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*

Exhibit M       Fourth Amendment to Registration Rights Agreement (filed as
                Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*

Exhibit N       List of parties to Registration Rights Agreement (filed as
                Exhibit N to Amendment No. 2 to the Reporting Person's General
                Statement of Beneficial Ownership on Schedule 13D, filed on
                September 8, 2005).*

--------------------------------------------------------------------------------
*    Incorporated by reference


                                       4/6

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000,
                                   Aerin Lauder Zinterhofer, as Grantor


Dated: January 7, 2009             By: /s/ Richard D. Parsons
                                       ---------------------------
                                       Richard D. Parsons, trustee


                                       5/6

                                  EXHIBIT INDEX

Exhibit A       Stockholders' Agreement, dated November 22, 1995 (filed as
                Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B       Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C       Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D       Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E       Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                10.1d to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F       Amendment No. 5 to Stockholders' Agreement (filed as Exhibit
                10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G       Amendment No. 6 to Stockholders' Agreement (filed as Exhibit
                10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.)*

Exhibit H       List of parties to Stockholders' Agreement.

Exhibit I       Registration Rights Agreement, dated November 22, 1995 (filed as
                Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.)*

Exhibit J       First Amendment to Registration Rights Agreement (filed as
                Exhibit 10.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit K       Second Amendment to Registration Rights Agreement (filed as
                Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit L       Third Amendment to Registration Rights Agreement (filed as
                Exhibit 10.2c to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*

Exhibit M       Fourth Amendment to Registration Rights Agreement (filed as
                Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*

Exhibit N       List of parties to Registration Rights Agreement (filed as
                Exhibit N to Amendment No. 2 to the Reporting Person's General
                Statement of Beneficial Ownership on Schedule 13D, filed on
                September 8, 2005).*

--------------------------------------------------------------------------------
*    Incorporated by reference

                                       6/6